[ Janus Letterhead ]

February 2, 2016

VIA EDGAR

Asen Parachkevov

Attorney Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Detroit Street Trust (the “Registrant”)

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Registration Statement on Form N-1A

Dear Mr. Parachkevov:

On behalf of the Registrant, this letter is to respond to comments made by way of your letter dated November 4, 2015, which was received by Counsel to the Registrant on December 4, 2015, with respect to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A filed November 5, 20151. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, and the Registrant’s responses, are set forth further below.

Where the Registrant proposes to revise disclosure in response to the Staff’s comments, the Registrant has provided marked versions of a prospectus and statement of additional (“SAI”) relating to the Equity ETF Funds (attached as Appendix A) and a prospectus and SAI relating to the Velocity ETF Funds (attached as Appendix B). The Registrant will carry over all applicable revisions to all documents when it files its next pre-effective amendment. Terms not defined in this letter have the meanings as set forth in the Registration Statement.

General

1.	Staff Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Registrant has or will complete all portions of the Registration Statement based on information available to it as of the date of filing Pre-Effective Amendment No. 1 (the “Amendment No. 1”).

1 In addition to the comments provided by the Staff in its letter, the Staff provided additional comments in a telephone conversation with the undersigned and other employees of Janus Capital Management (the “Adviser”) held on January 21, 2016.

2.	Staff Comment: Please note that the name of the registrant that is stated on Form N-8A and Form N-1A, “Janus Detroit Street Trust,” is different from the name of the EDGAR filer, “Janus ETF Trust.” Please ensure that the name of the Trust is correct.

Response: The name of the EDGAR filer has been changed to “Janus Detroit Street Trust,” which is the Registrant’s current legal name.

3.	Staff Comment: Please confirm to the Staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies, including the use of derivatives.

Response: The Registrant confirms the disclosure in the Registration Statement is consistent with the Trust’s exemptive application. The exemptive application expressly contemplates the use of certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective underlying index and the investment components of such index, as well as in securities and other instruments not included in its underlying index but which the Adviser believes will help a fund track its underlying index. The Registrant confirms that it expects to use derivatives only in connection with seeking to track a Fund’s underlying index, accounting for fees, taxes, and transaction costs.

4.	Staff Comment: Under Section 6(a) of the Securities Act of 1933, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Response: The Registrant confirms the signature page to Amendment No. 1, and all subsequent amendments to the Registration Statement, will meet the requirements of Section 6(a)

Equity ETF Funds’ Prospectuses

General

5.	Staff Comment: With respect to the Equity ETF Funds, please explain how the Index Provider identifies the universe of potential issuers to be included in the corresponding Underlying Index. Specifically, please explain whether, in constituting the Underlying Indices for the Equity ETF Funds, the Index Provider will use another index to determine whether a particular company should be included in the initial “universe” of issuers. The principal strategy sections for the Equity ETF Funds also indicate a market capitalization range. Please explain to the Staff how the Registrant proposes to handle situations in which a particular issuer is not within the cited capitalization ranges but continues to be listed in the applicable Reference Index. We may have additional comments.

Response: The initial eligible “universe” of companies that may be included in the Underlying Index for Janus Small Cap Growth Alpha ETF and Janus Small/Mid Cap Growth Alpha ETF shall be those companies in the Solactive Small Cap Index and the Solactive Small/Mid Cap Index, respectively. These “Reference Indices” have been added to the prospectus.

A company will be eligible to be included in an Underlying Index if it is included in the Reference Index, as constituted by Solactive AG, the index provider for the Reference Indices. If a company is not within the cited capitalization range but continues to be listed in the Reference Index, it will remain eligible to be included in the Underlying Index, and will not be removed solely because of its capitalization. If a company is removed from the Reference Index due to a Reference Index reconstitution, it will generally be removed from the Underlying Index and the Fund at the next Underlying Index reconstitution.

Fees and Expenses of the Fund

6.	Staff Comment: Please provide the fee table for each Fund in your response letter.

Response: The tables for each Fund are set forth below.

Janus Small Cap Growth Alpha ETF
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%
(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

Janus Small/Mid Cap Growth Alpha ETF
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%
(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

7.	Staff Comment: The fee tables for both Equity ETF Funds include a separate line item for Acquired Fund Fees and Expenses. To what extent do the Funds expect to invest in other investment companies? We may have additional comments.

Response: The Funds do not expect to invest in other investment companies as a part of their normal investment strategy. To the extent a Fund would invest in other investment companies, it would do so on a temporary basis for short-term cash management or to seek to track the Underlying Index where the portfolio managers believe this is the most effective way for the Funds to track their Underlying Index, taking into account fees, taxes, and transaction costs.

Principal Investment Strategies

8.

Staff Comment: With respect to each Fund, it is stated that the Index Provider scores each of the stocks in the universe of issuers that are identified for inclusion in the Underlying Index by evaluating each stock “based on fundamental measures of their growth, profitability and capital efficiency, and selects the top 10% of such eligible stocks scoring the highest using a proprietary quantitative methodology.” To arrive at the top 10%, each security in the universe of potential index components is assigned a score in different fundamental factors. Please provide additional description of the “fundamental factors” and how these factors are calculated generally. Please include disclosures in the appropriate sections of the Prospectus and SAI. We may have additional comments.

Response: The requested disclosure has been added. See the proposed revised prospectus, attached as Appendix A to this letter. As requested by the Staff during the January 21, 2016 telephone call, the Registrant provided the Staff with the Index Methodology document for both Underlying Indices, by separate email sent on January 22, 2016.

9.	Staff Comment: To what extent will the Underlying Indices of the Equity ETF Funds include securities of foreign issuers? Please include appropriate risk disclosures if applicable.

Response: The Underlying Indices of the Equity ETF Funds are not expected to include any foreign issuers under normal circumstances. It’s possible that a foreign issuer may list its shares on a US exchange and such security is included in the Reference Index and therefore potentially included in an Underlying Index, but the Registrant expects this to be a rare occurrence. Accordingly, the Registrant believes the existing disclosure in the SAI is appropriate.

10.	Staff Comment: With respect to each of the Equity ETF Funds, it is disclosed that Janus Capital expects that “over time, if the Fund has sufficient assets, the correlation between the Fund’s performance, before fees and expenses, and that of the Underlying Index will be 95% or better.” Please reconcile the statement with the terms of the Trust’s exemptive order, which does not contain any qualification with respect to the Funds’ annual tracking error. We may have additional comments.

Response: The Trust’s exemptive order application represents that “[a]pplicants expect that each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5%.” The Registrant expects that each Fund will have an annual tracking error of less than 5%, however it believes it is prudent to place investors on notice that a greater amount of tracking error is possible under a narrow set of circumstances. The prospectus disclosure is intended to reflect the Trust’s representation. As discussed with the Staff on a call on January 21, 2016, the Registrant expects to receive approximately $5 million in seed money for each Fund from one or more authorized participants. The Registrant believes that a scenario where a Fund is unable to track its Underlying Index to within 5% could only occur if the Fund’s assets were at a level such that it would likely de-list, and ultimately liquidate.

11.	Staff Comment: The disclosure states that “[t]o the extent that the Underlying Index concentrates (i.e. holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as its Underlying Index.” Please include disclosure whether each Underlying Index is concentrated in a particular industry or sector and indicate as of what date.

Response: The requested disclosure has been added.

12.	Staff Comment: To what extent will each of the Equity ETF Funds invest in securities that are not included in the Underlying Indices? The Prospectuses for the Equity ETF Funds state that each Fund may also purchase investments that are not included in the Underlying Index, but which Janus capital believes will help the Funds track the corresponding Underlying Index, such as “stocks, shares of other investment companies, cash and cash equivalents, including money market funds.”

Furthermore, the “Additional Investment Strategies and General Portfolio Policies” sub-section of the Prospectuses includes an additional statement that “Janus may also choose to hold non-Underlying

Index stocks due to an optimization methodology to more efficiently track the Underlying Index.” The Staff notes that the Trust’s exemptive order includes the following representation:

“Each Fund, or its respective Master fund, may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as other instruments not included in the its Underlying Index but which the applicable Adviser believes will help the Fund track its Underlying Index.”

Please explain to the Staff whether the Prospectus disclosures noted above are consistent with the Trust’s exemptive order. Also, please explain in plain English how the optimization methodology is constructed and implemented.

Response: As a threshold matter, the Registrant expects to invest in securities or instruments that are not included in the Underlying Indices only when the Adviser believes that investing in such securities or instruments will help a Fund track its Underlying Index, accounting for fees, taxes, and transaction costs. This is consistent with the Trust’s exemptive order, as it provides, in relevant part:

[E]ach Fund …will invest at least 80% of its assets… in the component securities of its respective Underlying Index (“Component Securities”)… [and] may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the applicable Adviser believes will help the Fund track its Underlying Index.

The circumstances under which the Adviser would expect to invest in securities or instruments outside of an Underlying Index are: 1) where there is a market disruption or other event whereby Component Securities are unavailable, and the Adviser believes the use of such investments will help the Fund track its Underlying Index until the desired Component Securities become available; or 2) where the Adviser believes it will be more efficient to use an optimization methodology (to purchase one or more non-Component Securities that replicate how Component Securities and/or the Underlying Index would perform) rather than purchasing all of the Component Securities. This could be due to issues such as corporate actions, tax impact or transaction costs. The Adviser believes the occurrence of either circumstance would be rare and temporary in nature. And as discussed with the Staff on the January 21, 2016 call, to the extent the Adviser would use an optimization methodology, it would expect to use a standard optimization model or program identical or similar to those used by other advisers who manage index-based products.

Principal Investment Risks

General

13.	Staff Comment: Please note that the risks disclosures that are included in response to Item 4 of Form N-1A are intended to summarize the information given in response to Item 9(c). The Prospectuses currently include additional disclosures that are provided under Item 9(c), for example, real estate securities risk, that are not mentioned in the Principal Investment Risks section. Please ensure that all principal risks are adequately disclosed in Item 4. Specifically, please ensure that the Principal Investment Risks section addresses risks posed by potential absence of an active market for the Funds’ shares, risks associated with active trading in the Fund shares, and risks associated with Fund shares trading at prices other than NAV.

Response: The Registrant has reviewed and revised the disclosure to ensure a Fund’s Principal Risks are adequately disclosed pursuant to Item 4, including the risks associated with a potential absence of or active trading in the Fund’s shares, and the risks associated with the Fund shares trading at prices other than NAV.

Pursuant to the Staff’s suggestion during a telephone call on January 21, 2016, the Registrant has clarified where certain risks are not considered to be principal risks of the Funds.

Concentration Risk

14.	Staff Comment: The disclosure indicates that a Fund may be concentrated in a particular industry or a sector “to the extent that the Index concentrates in the securities of issuers in a particular industry or sector.” Please clarify that a Fund will not concentrate if the applicable Index does not concentrate.

Response: The disclosure has been revised as requested.

Purchase and Sale of Fund Shares

15.	Staff Comment: The disclosure states that the Funds will issue or redeem Creation Units in exchange for portfolio securities included in the Fund’s Underlying Index and/or cash. If the Funds expect to effect creations and redemptions partially for cash, rather than primarily for in- kind securities, the Principal Investment Risk section should clarify that investments in the Funds may be less tax-efficient than an investment in a conventional ETFs, which generally are able to make in-kind redemptions and avoid realizing gains in connection with transactions designed to raise cash to meet redemption requests.

Response: The Registrant expects to effect creations and redemptions primarily for in-kind securities, similar to other conventional ETFs, and as a result, no changes to the disclosure are necessary at this time.

Additional Investment Strategies and General Portfolio Policies

16.	Staff Comment: The third paragraph of the sub-section states that some of the strategies and policies that are discussed therein “may be part of a principal strategy,” while other strategies and policies may be utilized to a lesser extent. Please note that Item 9(c) of Form N-1A requires the Funds to disclose the principal risks of investing in the Fund. The discussion of non-principal strategies and policies should be delegated to the Statement of Additional Information. Also see Comment 10[13] above.

Response: The Registrant has clarified this portion of the disclosure documents; please see Registrant’s response to Comment 13 above.

Velocity ETF Funds’ Prospectuses

General

17.	Staff Comment: Please see Comments 6, 13 and 16 above and provide responses with respect to the Velocity ETF Funds.

Response: With respect to Comment 6, the fee table for each Fund is set forth below.

Janus Velocity Tail Risk Hedged Large Cap ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.06%
Total Annual Fund Operating Expenses	0.71%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2)	“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. Such amounts are estimated based on the annualized expenses that the Fund expects to incur in its initial fiscal year.

Janus Velocity Volatility Hedged Large Cap ETF

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.06%
Total Annual Fund Operating Expenses	0.71%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2)	“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. Such amounts are estimated based on the annualized expenses that the Fund expects to incur in its initial fiscal year.

With respect to Comments 13 and 16, the Registrant has reviewed and revised the disclosure to ensure each Fund’s Principal Risks are adequately disclosed pursuant to Item 4, including the risks associated with a potential absence of or active trading in a Fund’s shares, and the risks associated with Fund shares trading at prices other than NAV. See the proposed revised prospectus and SAI, attached as Appendix B to this letter.

Pursuant to the Staff’s suggestion during a telephone call on January 21, 2016, the Registrant has clarified where certain risks are not considered to be principal risks of the Funds.

18.	Staff Comment: The Staff notes that the names of the Velocity ETF Funds contain terms that implicate the provisions of Rule 35d-1. The disclosure also states the Funds will seek to achieve their investment objectives by investing “at least 80% of [their] net assets (plus any borrowings for investment purposes) in the Underlying Index ETFs.” The Funds also intend to invest 15%, but may invest up to 20%, of their net assets in swap agreements or other derivatives instead of investing directly in the Underlying Index ETFs. In your response, please explain how the Fund’s derivatives positions are taken into account when determining the Funds’ compliance with the policy to invest at least 80% of their assets in the corresponding Underlying Index ETFs. Specifically, please explain to what extent each of the Velocity ETF Funds may invest in securities that are not included in the Underlying Indices. We may have additional comments.

Response: Rule 35d-1, as pertinent here, requires a fund that has a name suggesting a focus in a particular type of investment to invest at least 80% of its assets in the particular type of investment indicated by its name. The release adopting Rule 35d-1, and the Staff’s Frequently Asked Questions on Rule 35d-1 (Investment Company Names) indicated that “large cap” is subject to the names rule, although it does not provide any specific requirements as to what constitutes “large cap” securities. The Rule 35d-1 adopting release noted that a fund can satisfy the 80% requirement by investing in synthetic instruments, provided that the investments have economic characteristics similar to the securities implicated by the name, which in this case would be the Underlying Large Cap ETFs. As discussed during the telephone call with the Staff on January 21, 2016, and as set forth in the prospectuses, the Velocity ETF Funds will normally invest 85% of their assets in the Underlying Large Cap ETFs, and will normally invest 15% of their assets in the Volatility Component. The Volatility Component consists of swaps and other derivative instruments that seek to provide exposure to the performance of the Underlying Volatility ETFs and/or the leveraged and/or inverse exposure to the Short-Term VIX Futures directly. The Funds’ derivatives positions are not included for purposes of complying with the Funds’ policy to invest 80% of their assets in the Underlying Index ETFs. In order to provide additional clarity, the Registrant has changed the 80% test of the Velocity ETF Funds as follows: The Fund will seek to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in Underlying Index ETFs that represent investment in large cap securities.

As stated in the prospectuses for the Velocity ETF Funds, the Funds do not expect to directly invest in the Underlying Volatility ETFs, but instead will use swaps and other derivative instrument to obtain the desired volatility exposure. As a result, the Funds invest in investment instruments that are not included in the Underlying Indices, but are designed to provide the Funds with the equivalent exposure that a direct investment in the Underlying Volatility ETFs would provide.

Prospectus - Janus Velocity Tail Risk Hedge Large Cap ETF

Principal Investment Strategies – the Underlying Index and its Allocation

19.	Staff Comment: The Fund’s name, as well as disclosure in various sections of the prospectus for Janus Velocity Tail Risk Hedge Large Cap ETF, implies that the Fund is designed to provide a hedge against “tail risk” events on the S&P 500 Index. The Underlying Volatility ETFs, however, are tied to the performance of the S&P 500 VIX Short-Term Futures Index, which measures the market’s expectation of 30-day volatility in the S&P 500 Index. The Underlying Volatility ETFs do not hedge against “tail risk” events on the S&P 500 Index, as market perceptions may either fail to anticipate such events or, conversely, may reflect a high level of expected volatility without the occurrence of a “tail risk” event. Please use a more appropriate name for the Fund and revise the relevant disclosure in the section describing the Fund’s principal investment strategies. Further, please revise the statement that the Short-Term VIX Futures Index is designed to “track changes for the VIX one month into the future” to explain that the index reflects changes in expected volatility, not the actual volatility of the S&P 500 Index.

Response: As discussed during the telephone call with the Staff on January 21, 2016, the Volatility Component of the Funds provides a hedge against tail risk events to the extent that such event, and/or the on-going market reactions in response to such events are reflected in the Short-Term VIX Futures Index, which seeks to track changes in the expected volatility of the S&P 500 Index. It is reasonable to expect that any event which causes significant declines in equities, large enough to be considered a

“tail risk event” will be accompanied by significantly elevated volatility and a subsequent rise in VIX futures. The Fund is intended to profit from this significant rise and thereby partially or fully offset the decline in equities. The Registrant has added disclosure to clarify the relationship between intent of the hedge against “tail risk” events and how such hedge is implemented. The Registrant believes the disclosure explains how the Funds implement the hedging strategy, and the limitations of the strategy. Accordingly, the Registrant believes the current name of each Fund is appropriate.

The Registrant has revised the disclosure to clarify that that Short-Term VIX Futures Index is designed to track the changes in the expected volatility of the S&P 500 one month into the future.

20.	Staff Comment: The Prospectus states that the Volatility Component is “structured in a manner intended to benefit from sharp movements, over multiple trading days, in either direction by Short- Term VIX Futures, but will likely benefit more from a multi-day sharp upward movement that a multi-day sharp downward movement.” Please explain that, as a result of the 35% net long target allocation between the Underlying Volatility ETFs, the Fund is expected to benefit from a sharp increase upward in expected volatility, which in turn may result from market expectations of sharp movements of the S&P 500 Index in either direction. Given the Fund’s 35% net long target allocation, please explain in your response how the Fund is expected to benefit from sharp downward movements in Short- Term VIX Futures. We may have additional comments.

Response: As described in the prospectus, the Volatility Component can be either long or short on any given day, and adjusts based on movements in VIX futures. Setting a target allocation of 35% net long means that the Fund is normally biased more towards a long volatility position than a short volatility position. This means that should VIX futures rise significantly (particularly a significant and sustained upward movement) the Volatility Component is expected to adjust towards more of a long volatility positioning, and profit from the rise in volatility. While the long target in volatility makes it more difficult for the Fund to profit from a downward movement in VIX futures, a significant and sustained decline in VIX futures is expected to cause the Volatility Component to adjust to a short volatility position, thereby enabling it to profit from large downward movements in volatility.

As discussed during the call on January 21, 2016, and as disclosed in the prospectus, the Fund’s Volatility Component is adjusted incrementally on a weekly basis. More specifically, 1/13 of the Volatility Component is adjusted to the target net volatility position of +35% each week. Given the potential (and historical likelihood) for daily decreases in VIX futures, and the fact that only 1/13 of the Volatility Component is adjusted in a week’s time, the net Volatility Component position could be a short position, in which case, the Fund would benefit from a significant decrease in expected volatility.

In order to provide greater clarity regarding expectations for behavior of the Volatility Component, the Registrant has revised the disclosure by eliminating the reference to the Funds benefiting from “sharp” increases in volatility, to “significant, sustained” movements in volatility.

Principal Investment Strategies – the Underlying Index and its Allocation

21.	Staff Comment: The disclosure for both Velocity ETF Funds state that each Fund will attempt to replicate their respective Underlying Index by investing in “(a) shares of the Underlying Large Cap

ETFs, and (b) one or more swaps or other instruments designed to provide exposure to the performance of the Underlying Volatility ETFs and/or the leveraged and/or inverse exposure to the Short-Term VIX Futures directly.” Please describe with specificity what “other instruments” may be used by the Funds to obtain exposure to the Underlying Volatility ETFs.

To the extent the Funds intend to obtain leveraged and/or inverse exposure to Short-Term VIX Futures directly, please explain why the Funds are not required to obtain exemptive relief. We may have additional comments.

Response: The disclosure has been revised to indicate that futures may also be used in the Volatility Component, although a Velocity ETF Fund does not expect to do so under normal circumstances.

The Commission has historically required separate exemptive relief for “leveraged” ETFs, which the Staff has defined as ETFs that seek to deliver multiples of the performance or inverse performance of an index. The Staff has indicated in other contexts that funds that track an index with a mild amount of long and/or short exposure (such as Long/Short and 130/30 strategies) do not raise issues implicated by leveraged or inverse funds, provided that they are not intended to be operated in that manner. (See, SPDR Series Trust (pub. avail. Jun. 24, 2015). The Velocity ETF Funds are not going to be operated in a manner of such leveraged or inverse funds, in that they will not seek to return a leverage or inverse multiple of the index, and consequently do not present the same concerns as such leveraged or inverse funds because: 1) the Volatility Component is a small portion of the Funds’ exposure; 2) the behavior of the Volatility Component in aggregate is designed to reduce the risk of an equity allocation; and 3) the Volatility Component itself does not behave like a daily resetting ETF as it is regularly adjusted to provide either long or short exposure to VIX futures, attempting to capture large sustained movement in VIX futures. Moreover, unlike a Fund that is exclusively indexed to inverse or leveraged exposure, extreme movements, if any, in the Volatility Component, should be offset by movements in the Underlying Equity ETFs.

As discussed on the telephone call on January 21, 2016, each Fund seeks to obtain exposure to the performance of the Underlying Volatility ETFs, which could also be obtained by getting exposure to the Short-Term VIX Futures Index directly. Although the Underlying Volatility ETFs may obtain leverage or inverse exposure through their underlying investments, a Fund does not need or intend to obtain the same level of leverage or inverse exposure, as the Volatility Component is a small portion of the Fund’s investment portfolio. While the Registrant reserves the right to obtain the desired exposure via various means (including investing directly in the Underlying Volatility ETFs) the Adviser believes the best way currently to track the index while minimizing the impacts of transaction costs, fees, and taxes is to gain exposure via total return swaps.

22.	Staff Comment: Please include additional disclosure to explain how each Underlying Volatility ETF’s performance correlates to increases and decreases in volatility of the Short-Term VIX Futures and also in a flat market environment.

Response: The requested disclosure has been added.

Principal Investment Risks

General

23.

Staff Comment: The section should include additional disclosure regarding the costs associated with investing in swaps, including a statement that the cost of investing in swaps is an indirect expense of the Funds that is not included in the Fee Table. In your response, please include an estimate of the embedded cost of the swap positions, expressed as a percentage of the Fund’s net assets. We may have additional comments.

Response: The Registrant has added the requested disclosure. During our discussion on January 21, 2016, the Registrant provided to the Staff information on the estimated embedded cost of investing in swaps.

24.	Staff Comment: The Principal Investment Risks sections should include additional disclosure regarding risks posed by investments in ETFs specifically, i.e. the risk of buying ETF shares at a premium to NAV or selling at a discount. The disclosure should be tailored to the risk profile of the Funds and explain that such risk are amplified because the Funds intend to redeem Creation Units partially for cash, which may result in the Funds liquidating positions at inopportune times.

Response: The Registrant has added disclosure to clarify that a Fund may suffer losses to the extent it purchases Underlying ETFs at a premium or sells Underlying ETFs at a discount.

As discussed during the telephone call on January 21, 2016, the Registrant believes its current cash redemption risk disclosure is appropriate, given each Fund will regularly hold cash in connection with establishing and maintain its swap positions, and does not expect to have to normally liquidate swap positions to raise cash for Fund redemptions.

Non-Correlation Risk

25.	Staff Comment: The disclosure explains that the Fund will not be able to invest in all securities included in the Underlying Index due to legal and regulatory rules and limitations. Please explain in detail that the limitations apply to direct investments by the Fund in the Underlying Volatility ETFs, which are treated as “qualified publicly traded partnerships” for tax purposes and may impact the Fund’s qualification as a regulated investment company under Subchapter M of the Internal Revenue Code.

The risk section also explains that the Fund may sell certain securities to realize losses for tax efficiency purposes. In your response, please explain in detail under what circumstances and for what purposes such sales may be implemented. We may have additional comments.

Response: The Registrant has revised the disclosure to indicate that a Fund may be limited in its ability to invest in all securities included in its Underlying Index, due to legal and regulatory rules and limitations. As discussed on the telephone call on January 21, 2016, the regulatory limitations may include, but are not necessarily limited to, the potential that income from the Underlying Volatility ETFs may not constitute qualifying income for purposes of the Fund’s compliance with Subchapter M under the Internal Revenue Code. The Registrant notes that this is only a potential issue and would be researched further if the Registrant intended to utilize the Underlying Volatility ETFs. The Registrant notes that the Velocity ETF Funds intend to use swaps, rather than investing directly in the Underlying Volatility ETFs, and therefore does not expect any applicable limitations under Subchapter M of the Internal Revenue Code to materially impact the Funds’ ability to implement the Volatility Component of each Fund’s investment strategy.

The Funds reserve the right to sell certain securities to realize losses for tax efficiency purposes. Any transaction a Fund makes for purposes of reducing its tax liability is intended to be analyzed relative to the Fund’s ability to track its Underlying Index, taking into account the effects of transaction costs and fees. If a Fund had an opportunity to reduce its tax liability without negatively affecting its ability to track its Underlying Index or incur excessive fees or transaction costs, this is expected to be a benefit to the Fund. For example a Fund which held a position in significant capital loss may choose to sell some or all of that position to realize that capital loss if there was an alternative security it could own that would enable it to continue to effectively track its Underlying Index.

Risk of Leveraged and Inverse Investment

26.	Staff Comment: The disclosure states that while the Underlying Index, and thus the Fund’s, target net allocation to the Short-Term VIX Futures is 35% long, the Fund’s net exposure to volatility may nonetheless be short at any point in time. Please explain that the Fund’s exposure may result in a short position to the Short-Term VIX Futures because daily market movements in the Short-Term VIX Futures would result in deviation from the target net allocation of the Underlying Index, which is rebalanced only monthly to bring the allocation within the target.

Response: As discussed on the telephone call on January 21, 2016, the Volatility Component resets on a rolling quarterly basis -- 1/13 of the Volatility Component is reset each week. Accordingly, depending on the daily movements in expected volatility, the net Volatility Component position may vary from the targeted allocation, and could under certain circumstances be short. This tends to happen during periods of sustained downward movement in the Short-Term VIX Futures. The disclosure has been revised to further explain how this circumstance could arise.

Purchase and Sale of Fund Shares

27.	Staff Comment: Please explain that the Funds will need to issue and redeem Creation Units partially for cash because the Funds invest a portion of their assets in swaps.

Response: The disclosure has been revised as requested.

Additional Investment Strategies and General Portfolio Policies

Staff Comment: The section includes a statement that although the Fund will invest 80% of its net assets in Underlying Index ETFs and up to 20% of its net assets in derivative instruments, the Fund may invests its remaining assets in “money market instruments, including repurchase agreements or other funds which invest exclusively in money market instruments, convertible securities, structured notes, and in options and futures contracts.” The disclosure also explains that the Fund may utilize options and futures “in seeking performance that corresponds to its Underlying Index and in managing cash flows.” The section describing the Fund’s principal investment strategy states that the Fund’s only direct use of derivatives is to obtain exposure to the Underlying Volatility ETFs and/or the leveraged and/or inverse exposure to the Short-Term VIX Futures directly. See Comment 18 above and please also explain whether investments the statement is consistent with representations in the Trust’s exemptive order (see Comment 12 above). Please confirm that the principal investment strategies section accurately describes the principal investment products to be utilized by the Fund. See also Comments 16 and 21 above.

Response: With respect to any remaining assets not deployed to the Underlying Index ETFs and derivatives instruments seeking to provide exposure to the Underlying Volatility ETFs, the Registrant intends to invest only in money market instruments, including money market funds. The disclosure has been revised to clarify this point. The Registrant confirms the principal investment strategies section accurately describes the principal instruments to be used by the Funds.

Information Regarding the Underlying Index – How the Fund Attempts to Replicate its Underlying Index

28.	Staff Comment: The disclosure explains a correlation between “realized volatility” of the Short-Term VIX Futures and the Fund’s returns: the higher realized volatility is, the lower the Fund’s returns are expected to be in respect of the Volatility Component. Please revise the disclosure to explain the correlation in plain English. We may have additional comments.

Response: The disclosure has been revised as requested.

29.	Staff Comment: The “Index Description” subsection indicates that the Underlying Index’s volatility allocation “will be divided into 13 separate portions (each, a ‘sub-portfolio’),” each reflecting a position in the Underlying Volatility ETFs. Please explain how the sub-portfolios are constructed. We may have additional comments.

Response: As discussed on the call on January 21, 2016, each sub-portfolio is one thirteenth of the aggregate Volatility Component. A sub-portfolio, which consists of a notional allocation to the Underlying Volatility ETFs, is rebalanced in order to bring the aggregate volatility exposure for that sub-portfolio back to the 35% net long allocation (or to a neutral position for Janus Velocity Volatility Hedged Large Cap ETF). The net long allocation is calculated by aggregating the notional underlying exposure of the two Underlying Volatility ETFs, although the Registrant notes that this is done purely for simplicity of construction, and the Fund intends to gain exposure only to the net volatility exposure, rather than purchasing the full notional ETF positions which are largely offsetting. The incremental re-balancing is done so that on each week of the quarter, a portion of the Volatility Component is rebalanced to avoid any timing issues that could arise if 100% of the Volatility Component were rebalanced on a quarter-end, and to provide for an intended smoother return profile. In addition, by re-balancing a portion of the Volatility Component weekly, it allows for a more continuous re-balancing in response to the recent market activity, rather than potentially suffering because large movements in volatility happen to fall either very close to or very far from a quarterly rebalance date. The incremental rebalancing of each sub-portfolio over a calendar cycle allows a the Volatility Component to better achieve its objective, compared to if the entire Volatility Component were re-balanced on a weekly or quarterly basis.

Prospectus - Janus Velocity Hedged Volatility Large Cap ETF

General

30.	Staff Comment: Please see Comments 21 through 29 above and provide responses with respect to the Fund.

Response: As discussed on the call on January 21, 2016, the Velocity ETF Funds operate identically, except that the Janus Velocity Volatility Hedged Large Cap ETF (“SPXH”) seeks to maintain a net neutral allocation between long and short positions with respect to the Underlying Volatility ETFs, whereas the Janus Velocity Tail Risk Hedged Large Cap ETF (“TRSK”) seeks to maintain a net 35% long allocation with respect to the Underlying Volatility ETFs. The Registrant has responded to Comments 21-29 with respect to both Velocity ETF Funds, noting differences between the two where applicable.

Principal Investment Strategies – the Underlying Index and its Allocation

31.	Staff Comment: The disclosure regarding the Fund’s volatility strategy component states that the Fund is designed to hedge “tail risk” events in the S&P 500 Index, even though the net target allocation to the Underlying Volatility ETFs for this Fund is neutral. The section also states that the allocation of the Underlying Index is “designed to reflect the performance of the S&P 500 Index while also providing a hedging exposure against “volatility” on the S&P 500 Index. Please review the disclosure and ensure that it properly reflects the intended design of the Fund. See also Comment 19 above.

Response: As discussed on the call on January 21, 2016, and as indirectly addressed in the Registrant’s response to Comments 19 and 20, the Volatility Component of SPXH provides for hedging against volatility, including “tail risk” events (though to a lesser degree than TRSK), to the extent that such event, and/or the on-going market reactions in response to such events are reflected in the Short-Term VIX Futures Index. The Registrant understands that the Staff will re-review the disclosure and the applicability of the Staff’s comment in light of the Registrant’s explanation of how the 13 sub-portfolios work to continually adjust the Funds’ exposure to the Short-Term VIX Futures Index.

32.	Staff Comment: The Prospectus states that the Volatility Component is “structured in a manner intended to benefit from sharp movements in either direction by Short-Term VIX Futures.” Please explain how the Fund will benefit from sharp movement in either direction, given the Fund’s neutral target net allocation to Short-Term VIX Futures.

Response: As explained in the response to Comment 20, the Registrant has revised the disclosure by eliminating the reference to the Funds benefiting from “sharp” increases in volatility, to “significant, sustained” movements in volatility. See the Registrant’s response to Comments 19 and 20, which explains how the Volatility Component allows the Funds to benefit from movements in volatility in either direction.

Equity ETF Funds’ SAI

Investment Policies and Restrictions

33.	Staff Comment: With respect to the Funds’ fundamental policy regarding concentration, please revise the language to state that each Fund may not invest 25% or more of its total assets in any one particular industry or “group of industries.”

Response: The Registrant has revised the policy as requested for the Equity ETF Funds and the Velocity ETF Funds. In addition, with respect to the Equity ETF Funds, the policy has been further revised to reflect that to the extent each Fund’s Underlying Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as its Underlying Index.

Investment Strategies and Risks

34.	Staff Comment: Taking into consideration that both Equity ETF Funds are classified as diversified, please consider removing the “Diversification” risk disclosure as non-diversification is not a risk that is applicable to the Equity ETF Funds.

Response: The “Diversification” disclosure has been removed as requested.

Information About Each Underlying Index Provider and Disclaimers

35.	Staff Comment: The disclosure explaining that the index provider has adopted procedures that it believes are reasonably designed to mitigate conflicts of interests is currently bracketed. Please explain whether the index provider intends to adopt appropriate policies and procedures and provide additional detail regarding such policies.

Response: The Index Provider has adopted policies and procedures that it believes are reasonably designed to mitigate conflicts of interest, and are reflected in the Janus Ethics Rules and the Janus Corporate Code of Conduct. The Janus Ethics Rules outline the firm’s policies with respect to personal trading, gifts and entertainment and outside business policies. The Ethics Rules require all Janus employees to comply with the highest ethical and legal standard, including, placing the interests of clients first; complying with legal regulations; acting with the highest degree of ethical standards; avoiding or, where applicable, disclosing conflicts of interest; and safeguarding material, non-public information regarding Janus and its Clients. In light of the foregoing, the Registrant has removed the brackets.

Creation and Redemption of Creation Units – Role of the Authorized Participant

36.	Staff Comment: The disclosure states that the Trust does not expect to enter into an Authorized Participant Agreement with more than a small number of DTC Participants. In the response, please disclose the number of authorized participants with whom the Trust intends to enter into relationships. Please consider if there is an AP Concentration Risk, and if so, provide an appropriate disclosure:

“The Fund may have a limited number of financial institutions that may act as Authorized Participants (“APs”). Only APs who have entered into agreements with the Fund’s distributor may engage in creation or redemption transactions directly with the Fund. To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.”

Response: The Registrant or the Registrant’s Distributor intends to enter into approximately six to twelve Authorized Participant Agreements. The Registrant has added the requested disclosure for the Equity ETF Funds and the Velocity ETF Funds.

In addition, as suggested by the Staff during the call on January 21, 2016, the Registrant has considered the risks associated with the Funds potentially having a limited number of swap counterparties, and has added additional disclosure to this effect.

Trustees and Officers – Variable Compensation

37.	Staff Comment: The sub-section states that parts of the portfolio managers’ compensation may be based on qualitative and quantitative factors, including short-term and long-term performance. Please identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 20(b) of Form N-1A.

Response: The portfolio managers’ compensation will not be based on a Fund’s investment performance. The disclosure has been revised accordingly for the Equity ETF Funds and the Velocity ETF Funds.

Velocity ETF Funds’ SAI

General

38.	Staff Comment: See Comments 33, 35, 36 and 37 above.

Response: The Registrant has responded to Comments 33, 35, 36 and 37 with respect to the Velocity ETF Funds and the Equity ETF Funds.

Investment Strategies and Risks

39.	Staff Comment: See Comment 34 above. Please tailor the disclosure to the Fund’s classification (non-diversified).

Response: The disclosure for the Velocity ETF Funds indicates that each Fund is classified as non-diversified. Accordingly, the Registrant believes the Diversification disclosure is appropriate. However, the Diversification disclosure has been revised to indicate that although the Velocity ETF Funds are classified as non-diversified, the Underlying Equity ETFs in which the Velocity ETF Funds invest (typically 85% of the Velocity ETF Funds’ net assets), are classified as diversified.

40.

Staff Comment: The sub-section titled “Restrictions on the Use of Futures Contracts and Options on Futures Contracts” states that in order for the Janus Capital to claim an exemption from being considered a CPO, each Fund’s aggregate initial margin and premiums with respect to “swap transactions, commodity futures, commodity options or certain other derivatives for purposes other than bona fide hedging purposes” may not exceed 5% of the liquidation value of the Fund’s portfolio or, alternatively, the aggregate net notional value of such instruments may not exceed 100% of the liquidation value of the Fund’s portfolio. At the same time, the Funds intend to invest 15%, but may invest up to 20%, of their net assets in swap agreements or other derivatives instead of investing directly in the Underlying Index ETFs. Please explain how the Funds will comply with the exemption given their stated investment strategy.

Response: The Velocity ETF Funds expect to comply with the CFTC’s Rule 4.5 exemption by ensuring that each Fund’s aggregate initial margin and premium with respect to its swap transactions, or other derivatives positions, if any, do not exceed 5% of the liquidation value of such Fund’s portfolio.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the SEC or any other person from taking any action with respect to the filings.

Please call the undersigned at 303-336-7823 with any questions or comments.

Respectfully,

/s/ Byron D. Hittle

Byron D. Hittle, Esq.

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.
Eric S. Purple, Esq.